SeD Intelligent Home Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

March 20, 2018

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	SeD Intelligent Home Inc.
Form 8-K
Filed December 29, 2017
File No. 000-55038

Dear Ms. Long:

By letter dated January 31, 2018, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission provided SeD Intelligent Home Inc. (the “Company”, “we”, “us” or “our”) with its comments to the Company’s Current Report on Form 8-K, filed on December 29, 2017 (the “Current Report”). We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses. The Company is concurrently filing Amendment No. 1 to the Current Report.

General

1.
You disclose on page 2 that you, SeD Acquisition Corp., SeD Home Inc., and SeD Home International, Inc. entered into an Acquisition Agreement and Plan of Merger on December 29, 2017 pursuant to which the Merger Sub was merged with and into SeD Home, with SeD Home surviving as your wholly-owned subsidiary. Prior to the closing of this transaction, SeD Home International, Inc. was the owner of 100% of the issued and outstanding common stock of SeD Home Inc. and was also the owner of 99.96% of your issued and outstanding common stock. We note that you acquired all of the outstanding common stock of SeD Home Inc. from SeD Home International, Inc. in exchange for issuing to SeD Home International, Inc. 630,000,000 shares of your common stock. Accordingly, SeD Home International, Inc. remains your largest shareholder and you are now the sole shareholder of SeD Home Inc. Please enhance your disclosure to clarify how you accounted for the merger and the basis for your accounting. Refer to ASC 805-10-55-12 through 55-15 and ASC 805-40. Please also address your consideration of accounting for this merger as a combination of entities under common control. Refer to ASC 805-50-15. Please specifically address the extent and nature of the operations and ownership interests of each entity subject to the merger.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Response: We have updated our disclosure in Item 1.01 accordingly.

Item 2.01 Completion of Acquisition or Disposition of Assets

2.
You disclose that you are no longer a shell company and your business operations will now be those operations that SeD Home International is currently conducting, and may conduct in the future. Please clarify whether your operations actually include the operations of SeD Home International or the operations of SeD Home and explain any differences in the operations of these entities. To the extent your operations include the operations of SeD Home International, please explain to us how you determined that the historical financial statements you provided are adequate.

Response: We have revised the disclosure to clarify that the Company’s business operations will now be those operations that SeD Home is currently conducting, and may conduct in the future, and not those of SeD Home International.

Business, page 3

3.
We note your statement that you are an emerging growth company as defined in the Jumpstart Our Business Startups Act. Please briefly describe the various exemptions that are available to you as an “emerging growth company,” such as the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002.

Response: We have updated our disclosure accordingly in the section entitled “Emerging Growth Company.”

Business, page 4

4.
Please describe how Singapore eDevelopment came to own SeD Home, and what direct or indirect relationship, if any, Mr. Chan or his affiliates had with SeD Home prior to the time of your acquisition of SeD Home on December 29, 2017.

Response: Singapore eDevelopment has owned SeD Home (including owning through a subsidiary) since SeD Home was incorporated. Accordingly, the management of SeD Home has been under Mr. Chan’s direction since its incorporation. We have updated our disclosure accordingly.

5.
We note your disclosure that you are exploring opportunities to expand into other businesses, such as building homes to operate as rental properties, developing home technologies, and other related real estate activities. Please expand your discussion here, and elsewhere as necessary, to clarify and emphasize what your current business activities are, as opposed to activities that you may engage in in the future.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Response: We have revised our disclosure to further clarify that we have not yet commenced building homes to operate as rental properties, developing home technologies, and other related real estate activities.

6.
Please elaborate on the specific nature of your current business operations. We note that you reported revenue from “Rental Income” and “Property Sales” for fiscal years 2015 and 2016, but you do not describe any current rental activities. We also note that disclosure in MD&A refers to your revenue being affected by the sales of homes, whereas disclosure in your business section describes your current projects as land development and sub-division projects. It is not clear whether you collect revenue upon sale of developed, sub-divided plots to builders, or upon the builder’s subsequent construction and sale of homes upon the lots that you have developed. Please also clarify whether you are engaged in the construction of homes in any of your current projects, and revise to clarify the specific nature of the businesses you engage in so that investors can better understand how and when the business generates revenues.

Response: At the present time, we are not engaged in the construction of homes. We collect revenue upon the sale of developed, sub-divided plots to builders. We have previously owned homes for rent. All but one of our rental properties have been sold; certain references to the sale of homes in the past refers to our sale of homes which we previously owned and rented. We have updated our disclosure accordingly.

7.
We note risk factor disclosure on page 11 under “There are risks related to conflicts of interest with our partners” that suggests that you depend on SeD Development and its affiliates that are not under your control to perform services necessary for your two current projects. Please revise the Business section to elaborate on the nature of these services and the material terms of any agreements for the provision of these services. Ensure that you file any agreements with related parties as exhibits, if required by Exchange Act Form 10 and Item 601(b)(10) of Regulation S-K, and that you include any disclosures required by Item 404 of Regulation S-K under “Certain Relationships and Related Transactions.”

Response: Our description of risks of potential conflict of interest with partners refers to partners who are not affiliates and not under the Company’s control. We have updated our disclosure accordingly.

Compliance with Government Regulation, page 5

8.
Please disclose the estimated costs and effects of compliance with environmental laws. Please see Item 101(h)(4)(xi) of Regulation S-K.

Response: We have updated our disclosure accordingly.

Black Oak, page 7

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

9.
Please disclose the monthly consultant fees that Black Oak LP pays to SeD Development USA, and the criteria that would require continued payments to SeD Development and to Arete Real Estate and Development Company and American Real Estate Investments LLC. Please also disclose what role or relationship Arete Real Estate and Development Company has to this project.

Response: We have updated our disclosure accordingly.

Ballenger Run, page 7

10.
Please elaborate on the nature of the revenue of Ballenger Run that is the basis upon which SeD Development Management, LLC earns its management fee.

Response: Pursuant to the SeD Development Management Agreement, we are entitled to 5% of total revenue when the partnership deems it necessary to distribute these fees. We have updated our disclosure accordingly.

11.
Disclosure on pages 8 and 10 in this section makes several references to ‘phases’ of the Ballenger Run project. Please revise to elaborate on what each of these phases entails.

Response: We have included an illustration and brief explanation to better explain the phases of the Ballenger Run Project.

12.
We note that you have included some disclosure about the status of the residential lots, lots for multi-family units and front foot benefit assessments. Please also describe the status of the lot for the CCRC units.

Response: On February 19, 2018, SeD Maryland Development, LLC entered into a contract to sell the CCRC parcel to Orchard Development Corporation. The purchase price for the 5.9 acre lot will be $2,900,000.00 with a $50,000 deposit. Orchard Development Corporation is conducting a feasibility study. Orchard Development Corporation has the right to terminate the transaction during the feasibility study period, which shall last through May 30, 2018, and receive a refund of its deposit. At the close of the feasibility study, Orchard Development Corporation shall deposit an additional $100,000.00. The total $150,000.00 deposit will be non-refundable except in the event of an uncured default by SeD Maryland Development, LLC. Closing of the contract is subject to other customary approvals and is expected to occur in the second half of 2019, with an outside closing date of December 15, 2019.

13.
Please disclose the material terms of your agreement with NVR. In this regard, please also see our comment below regarding Note 4 to your audited financial statements.

Response: We have updated our disclosure accordingly.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

14.
Please identify and disclose all the critical accounting policies and estimates that could materially impact your consolidated financial statements. Your disclosure should include a discussion of the material assumptions you made in arriving at the critical estimate and should advise an investor of the potential financial statement impact if actual results differ from the estimate made by management. At a minimum, it appears to us you should specifically address the valuation of real estate assets. See the SEC Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040, which you can find on our website at www.sec.gov.

Response: We have updated our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly.

15.
Please remove the reference to the Private Securities Litigation Reform Act of 1995, or clarify that it does not apply to your statements. Note that the safe harbor provided by the Act does not apply to statements made by issuers of penny stock.

Response: The Company is an issuer that has net tangible assets greater than $5,000,000. The Company, therefore, believes it is not a “penny stock” by reason of Rule 3(a)(51)-1(g)(1) and it is entitled to the safe harbor protections of the Private Securities Litigation Reform Act of 1995.

Results of Operations, page 16

16.
In regard to each of your two primary real estate assets, please provide the following disclosures:

●
The date of purchase;
●
The identity of the seller, including any related party relationship;
●
The purchase price and the nature of the consideration. If the consideration was other than cash, explain how fair value was determined;
●
A roll-forward of the specific nature of the development activities and related costs during each period, including quantifying and disclosing capitalized costs related to interest, taxes, insurance or other material capitalized costs and other material development costs; and
●
The current status of development activities, including the expected costs and time periods you believe will be required to complete those activities.

Response: We have updated our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly.

Liquidity and Capital Resources, page 17

17.
Please disclose any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way, including short-term and long-term development activities. See Item 303(a)(1) of Regulation S-K.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Response: We have updated our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly.

18.
Please discuss changes in operating, investing, and financing cash flows in your statement of cash flows. Your disclosure should not only quantify the impact of the line item(s) that contributed most to the changes but should also provide detailed explanations of the reasons for the fluctuations. See the SEC Interpretive Release No. 33-8350.

Response: We have updated our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly.

Properties, page 18

19.
Please clarify, here and on page 7, if true, that you only intend to develop the land into buildable lots before selling the lots to third parties.

Response: At the present time, the Company is considering expanding its current policy of selling buildable lots to include a strategy of building housing for sale or rent, particularly at our Black Oak property. We have not yet commenced any building of houses; houses are only being built at our properties by purchasers of these lots. We have added additional disclosure regarding these potential plans.

Directors and Executive Officers

Business Experience, page 20

20.
Please expand the discussion of your directors and executive officers to disclose the dates of each person’s principal occupation during the past five years, and the name and principal business of any corporation or other organization in which such occupation and employment were carried on. Please refer to Item 401(e) of Regulation S-K.

Response: We have updated our disclosures accordingly.

Executive Compensation, page 22

21.
Please confirm that no compensation was paid to any of your named executive officers by you or any of your operating subsidiaries during fiscal year 2015 and 2016. In that regard, we note that SeD Development Management LLC is currently providing compensation to Mr. Wei.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Response: Mr. Wei has been compensated by SeD Development Management LLC since 2016, however, Mr. Wei did not become an officer of SeD Home until October of 2017.

22.
Please clarify whether compensation for Mr. Wei’s services to the company is included in the $112,800 per year that SeD Development Management LLC pays for his services to SeD Home, or whether he is paid separately for these services.

Response: Mr. Wei receives no additional compensation for his services to the Company, other than those amounts paid to him by SeD Development Management LLC.

23.
Please clarify whether Singapore eDevelopment compensates Mr. Flanigan, Mr. Fai H. Chan, Mr. Moe T. Chan or Mr. Lui for their services to the company. We understand that they are employed by Singapore eDevelopment, and that neither the company nor SeD Home is charged for the services of these executives to the company. If the executives are compensated for services to the company by Singapore eDevelopment or any other third party, you must disclose this compensation here and in “Certain Relationships . . .” on page 24 if required by Item 404 of Regulation S-K. Please see Item 402(a)(2) of Regulation S-K and paragraph 217.08 of the staff’s Regulation S-K C&Ds for additional information.

Response: Singapore eDevelopment compensates Mr. Fai H. Chan, Mr. Moe T. Chan and Mr. Lui for their services to a number of divisions and subsidiaries of Singapore eDevelopment. Each of these three individuals works on a number of matters for Singapore eDevelopment, including devoting various amounts of time to matters related to SeD Intelligent Home Inc. Mr. Flanigan’s law firm has been compensated for services to various subsidiaries of Singapore eDevelopment, including receiving compensation from SeD Home and its subsidiaries. We have updated our disclosures accordingly.

24.
Please update your compensation information to include your fiscal year ended December 31, 2017.

Response: We have updated our disclosures accordingly.

Transactions with Related Persons, Promoters, and Certain Control Persons, page 24

25.
We note your disclosure that Cloudbiz International Pte. Ltd. transferred 74,015,730 shares of your common stock to Singapore eDevelopment. Please disclose what consideration Cloudbiz International Pte. Ltd. received for the shares of common stock.

Response: On December 22, 2016, in consideration of S$98,000.00 (Singapore Dollars), approximately US$67,620.00 as of that date, Cloudbiz International Pte. Ltd transferred 74,015,730 shares of our common stock to Singapore eDevelopment.  These 74,015,730 shares were subsequently transferred to SeD Home International Inc. We have updated our disclosure accordingly.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Exhibits, page 29

26.
Please file your amended Articles of Incorporation that would include the company’s current name. Please refer to Item 601 of Regulation S-K.

Response: An Amendment to the Company’s Articles of Incorporation was filed as Exhibit 3.3 to Company’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 2, 2017, and has been incorporated by reference into the Company’s Amended Form 8-K.

Exhibit 99.1

27.
Please note that you are required to present an analysis of changes in each caption of shareholders’ equity, in a note or separate statement, for each period that an income statement is required (i.e. the two years ended December 31, 2016). See Rule 3-04 of Regulation S-X and revise accordingly. Please also disclose and discuss the reasons for the forgiveness of related party notes and interest during the annual and interim periods.

Response: We have presented statements of shareholder’s equity in the pro forma statements in Exhibit 99.3 accordingly. Having considered the long-term development and short-term repayment capability of SeD Home, SeD Home International Inc. forgave related party notes payable of $26,913,525 at December 31, 2016 and related party interest of $4,560,085 as of September 30, 2017. The forgiven notes payable and accrued interest were converted to equity investment. These actions demonstrated the confidence of SeD Home International Inc. in the long-term development of SeD Home. In addition, we have updated our disclosure in Management’s Discussion and Analysis of Financial Condition and Results of Operations accordingly. We will also include a discussion of the reasons for this forgiveness of related party notes and interest in our Annual Report on Form 10-K for the period ended December 31, 2017.

28.
Refer to the statements of operations. Please present earnings per share data and any related disclosures required by ASC 260-10-45 and 260-10-50 here and in the interim financial statements. It appears to us that any earnings per share disclosures should retro-actively reflect the shares that were issued in the merger.

Response: Based on ASC 260-15-2, only entities whose securities trade in a public market are required to present earnings per share. SeD Home’s shares were not traded during the period from January 1, 2015 to September 30, 2017. Earnings per share data is disclosed in the pro forma financial statements, reflecting the number of shares that were issued at the merger. We will present earnings per share data in our Annual Report on Form 10-K for the period ended December 31, 2017.

29.
Refer to the statements of cash flows. We note that you present all costs related to the purchase and development of real estate assets as cash flows used in investing activities; however, it appears to us that you purchased and are developing the real estate assets with the intent of selling them. We also note that you present the deposit you received for the potential purchase of real estate assets as cash flows provided by operating activities. Please explain to us how you determined the classifications are appropriate and comply with ASC 230. This comment is also applicable to the interim financial statements.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Response: We have determined that it is appropriate to put “Real Estate Purchases and Development Costs” under Operating Activities based on the Company’s current businesses. We revised the Pro Forma Statements of Cash Flows for Year Ended December 31, 2016 and Statements of Cash Flows for the Nine Months Ended September 30, 2017. Our financial statements in our Annual Report for the year ended December 31, 2017 will also reflect this change.

In ASC 230, Operation Activities include all transactions and other events that are not defined as investing or financing activities. Operating cash flows include cash received from sales of goods or services, including receipts from collection or sales of accounts and both short – and long-term notes receivable from customers arising from sales. The deposit was prepaid by our customer for the future sales of lots. It is not investing or financing activities.

30.
Refer to the statements of cash flows. It appears to us the presentation of interest paid in your annual and interim statements of cash flows may not be comparable. Please ensure your annual and interim statements of cash flows comply with ASC 230-10-50-2. Also, please revise your financial statements to provide the disclosures required by ASC 835-20-50-1.

Response: Our pro forma statements of cash flows have been updated accordingly for interest paid. Interest paid will be comparable in the financial statements in our Annual Report on Form 10-K for the year ended December 31, 2017.

31.
Refer to note 1 in the annual and interim financial statements. Please explain how you determined it is appropriate to consolidate 150 Black Oak based on your 50% interest and reconcile this disclosure to your disclosure on page 6 of the Form 8-K.

Response: SeD USA LLC exercises significant influence over the operating and financial policies of 150 Black Oak GP, Inc. SeD USA LLC’s control of 150 Black Oak GP, Inc. included, but was not limited to, accounting, cash management, tax filing and office management. Accordingly, we believe it was appropriate to consolidate 150 Black Oak GP, Inc. to the Company’s consolidated financial statements. In October of 2017, SeD USA LLC’s partner transferred ownership of 50% of 150 Black Oak GP, Inc. to SeD USA LLC in exchange for 0.5% of 150 Black Oak LP. SeD USA LLC has owned 100% of 150 Black Oak GP, Inc. since this share exchange. We will present a description of this share exchange in the Notes to Financial Statements in our Annual Report on Form 10-K for the year ended December 31, 2017.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

32.
Refer to note 1 in the annual and interim financial statements. Please revise your accounting policy related to real estate assets to disclose when and how you assess real estate assets for impairment and how you determine fair value.

Response: The book values of our land development projects are compared with the appraised market values on a quarterly and annual basis to determine impairment. Each fiscal quarter we internally appraise the project to determine if an impairment adjustment is necessary. At the end of each year, we internally appraise the project first. In the event that we identify any sign of impairment in the internal appraisal process, we will request a third party professional appraiser to prepare a valuation report for the project. In the event that the carrying amount of the project exceeds its appraised market value, the asset is considered impaired and is written down to its appraised market value. The appraisal usually uses multiple methods to value the projects, such as cash flow discount by the projected development costs and a comparison of similar projects on the market. At the end of 2016, SeD Home wrote down $29,281 as impairment for a home remodeling project underway by one its subsidiaries, SeD Builder, based on the appraisal value report from a third party. We have not recognized any impairment for either the Ballenger Run or Black Oak projects. The Notes to Financial Statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2017 will disclosure these procedures.

33.
Refer to note 1 in the annual and interim financial statements. Please revise your accounting policy related to revenue recognition to clarify if there are any sales for which the full accrual method was not used. If there are, please more fully explain the terms of those sales.

Response: We have only utilized the accrual method to date and we will update our disclosures in our Notes to Financial Statements for our Annual Report on Form 10-K for the year ended December 31, 2017 accordingly.

34.
Refer to note 4. Please disclose the material terms of the agreement with NVR including, but not limited to, the following:

●
The number of lots NVR is entitled to purchase;
●
The total purchase price;
●
The time period over which NVR is entitled to purchase lots;
●
The potential consequences if NVR does not purchase the lots; and
●
Any facts or circumstances that could require you to return any of the deposit you received from NVR.

Pamela A. Long
U.S. Securities and Exchange Commission
March 20, 2018

Response: Based on our sales agreement with NVR, NVR is entitled to purchase 443 lots. The original purchase price (before June 1, 2018) will escalate by 3% at an annual rate to be compounded quarterly. The total purchase price is approximately $59 million. The purchasing of lots has been an ongoing process since the effective date of the lot purchase agreements (December 10, 2014). These lot purchase agreements will expire 21 years from the effective date. The violation of a lot purchase agreement could trigger the forfeiture of a portion of NVR’s $5.6 million deposit to SeD Maryland Development. Similarly, SeD Maryland Development would be required to return the remainder of the $5.6 million deposit that has not yet been applied towards lots acquired by NVR in the event that it does not meet certain requirements enumerated in such agreement. SeD Maryland Development would be entitled to a six month period to cure any breach, after which NVR would be entitled to seek specific performance of SeD Maryland’s obligations outlined in the check list after NVR delivers written notice and forty-five days elapses. We will include this information in our Notes to Financial Statements to be included in our Annual Report on Form 10-K for the year ended December 31, 2017.

Exhibit 99.3

35.
Please also present a pro forma statement of operations for the year ended December 31, 2016. See Rule 11-02(c)(2) of Regulation S-X.

Response: We have included a pro forma statement of operations in Exhibit 99.3.

If you have any questions, please do not hesitate to contact us at (301) 971-3940.

Sincerely,

/s/ Ronald Wei
Ronald Wei
Co-Chief Financial Officer